EXHIBIT 2.1



We hereby undertake to furnish a copy of the instruments defining the rights of holders of our (1) 13% subordinated convertible bonds due 2005 and (2) 11% subordinated convertible bonds due 2005 upon request of the Securities and Exchange Commission.


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